Exhibit 99.5

CARDIOME PHARMA CORP.

(the “Company”)

CERTIFICATE

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Yukon Superintendent of Securities

RE:	The abridgment of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

In connection with the abridgment of the time periods (the “Abridgment”) by the Company for notifying various regulatory authorities, exchanges and depositories of the record date and meeting date for the Company’s annual and special meeting of shareholders to be held on May 9, 2018 (the “Meeting”), and for delivering requests for beneficial ownership information to certain participants and intermediaries in connection with the Meeting, the undersigned, William Hunter, President and Chief Executive Officer of the Company, hereby certifies for and on behalf of the Company and not in his personal capacity as follows:

(a)	the Company has made arrangements regarding the delivery of proxy-related materials in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54-101;

(b)	the Company has otherwise carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Company is relying upon Section 2.20 of NI 54-101 in making the Abridgment with respect to subsections 2.2(1) of NI 54-101.

DATED as of this 5th day of April, 2018.

CARDIOME PHARMA CORP.

Per:	(signed) “William Hunter”
	Name:	William Hunter
	Title:	President & Chief Executive Officer